SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                         Cablevision Systems Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


            Rainbow Media Group Class A Common Stock, $0.01 Par Value
              New York Group Class A Common Stock, $0.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12686C844
                                    12686C109
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Elizabeth A. Newell
                       National Broadcasting Company, Inc.
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 664-3307
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 27, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                         (Continued on following pages)


                                (Page 1 of 12 pages)

                                 SCHEDULE 13D/A

           (Rainbow Media Group Class A Common Stock, $0.01 Par Value)



CUSIP No.  12686C844                                          Page 2 of 12 Pages

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         National Broadcasting Company, Inc.
         14-1682529
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

          Not Applicable
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                0
   OWNED BY
     EACH        --------------------------------------------------------------
   REPORTING      8     SHARED VOTING POWER
    PERSON
     WITH                    0
                 --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                             0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                             0
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [_]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

           (Rainbow Media Group Class A Common Stock, $0.01 Par Value)



CUSIP No.  12686C844                                          Page 3 of 12 Pages

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Electric Company
         14-0689340
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

          Not Applicable
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                0
   OWNED BY
     EACH        --------------------------------------------------------------
   REPORTING      8     SHARED VOTING POWER
    PERSON
     WITH                    0
                 --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                             0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                             0
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [_]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

           (Rainbow Media Group Class A Common Stock, $0.01 Par Value)



CUSIP No.  12686C844                                          Page 4 of 12 Pages

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NBC-Rainbow Holding, Inc.
         13-4089919
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

          Not applicable
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                0
   OWNED BY
     EACH        --------------------------------------------------------------
   REPORTING      8     SHARED VOTING POWER
    PERSON
     WITH                    0
                 --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                             0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                             0
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [_]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

           (Rainbow Media Group Class A Common Stock, $0.01 Par Value)



CUSIP No.  12686C844                                          Page 5 of 12 Pages

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         National Broadcasting Company Holding, Inc.
         13-3448662
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

          Not Applicable
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                0
   OWNED BY
     EACH        --------------------------------------------------------------
   REPORTING      8     SHARED VOTING POWER
    PERSON
     WITH                    0
                 --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                             0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                             0
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [_]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

             (New York Group Class A Common Stock, $0.01 Par Value)



CUSIP No.  12686C109                                          Page 6 of 12 Pages

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         National Broadcasting Company, Inc.
         14-1682529
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

          Not Applicable
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                0
   OWNED BY
     EACH        --------------------------------------------------------------
   REPORTING      8     SHARED VOTING POWER
    PERSON
     WITH                    53,199,653
                 --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                             0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                             53,199,653
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          53,199,653
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [_]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.3%*
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

* The foregoing percentage is based on the number of shares of NY Group Class A Common Stock outstanding as of August 2, 2002 as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2002, and applying the fixed exchange rate of 1.19093 shares of NY Group Class A Common Stock for each share of Rainbow Media Group Class A Common Stock stated therein. If shares of NY Group Class B Common Stock outstanding as of such date are included in the total number of shares of the class outstanding, the percentage ownership is 16.8%.

                                 SCHEDULE 13D/A

             (New York Group Class A Common Stock, $0.01 Par Value)



CUSIP No.  12686C109                                          Page 7 of 12 Pages

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Electric Company
         14-0689340
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

          Not Applicable
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                0
   OWNED BY
     EACH        --------------------------------------------------------------
   REPORTING      8     SHARED VOTING POWER
    PERSON
     WITH                    Disclaimed.  (See Item 11 below.)
                 --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                             0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                             Disclaimed.  (See Item 11 below.)
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Beneficial ownership of all shares disclaimed by General Electric Company.
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [_]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Not applicable (see Item 11 above).
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

             (New York Group Class A Common Stock, $0.01 Par Value)



CUSIP No.  12686C109                                          Page 8 of 12 Pages

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NBC-Rainbow Holding, Inc.
         13-4089919
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

          Not Applicable
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                0
   OWNED BY
     EACH        --------------------------------------------------------------
   REPORTING      8     SHARED VOTING POWER
    PERSON
     WITH                    53,199,653
                 --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                             0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                             53,199,653
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          53,199,653
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [_]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.3%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

* The foregoing percentage is based on the number of shares of NY Group Class A Common Stock outstanding as of August 2, 2002 as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2002, and applying the fixed exchange rate of 1.19093 shares of NY Group Class A Common Stock for each share of Rainbow Media Group Class A Common Stock stated therein. If shares of NY Group Class B Common Stock outstanding as of such date are included in the total number of shares of the class outstanding, the percentage ownership is 16.8%.

                                 SCHEDULE 13D/A

             (New York Group Class A Common Stock, $0.01 Par Value)



CUSIP No.  12686C109                                          Page 9 of 12 Pages

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         National Broadcasting Company Holding, Inc.
         13-3448662
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

          Not Applicable
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                0
   OWNED BY
     EACH        --------------------------------------------------------------
   REPORTING      8     SHARED VOTING POWER
    PERSON
     WITH                    Disclaimed.  (See Item 11 below.)
                 --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                             0
                 --------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                             Disclaimed.  (See Item 11 below.)
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Beneficial ownership of all shares disclaimed by National Broadcasting Company Holding, Inc.
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [_]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Not applicable (see item 11 above).
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This Amendment No. 1 (this "Amendment") amends the Schedule 13D filed on October 16, 2001 (the "Original Statement"; the Original Statement, as amended by this Amendment, being the "Statement"). This Amendment relates to (i) the Rainbow Media Group Class A Common Stock, par value $0.01 per share (the "Rainbow Tracking Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer") and (ii) the New York Group Class A Common Stock, par value $0.01 per share (the "CVC Stock"), of the Issuer. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Statement.

Item 3. Source and Amount of Funds or other Consideration.

     Item 3 of the Statement is hereby amended and supplemented by adding the following paragraphs between the penultimate and ultimate paragraphs of such
Item:

     On August 5, 2002, the Board of Directors of the Issuer, in accordance with the Issuer's amended and restated certificate of incorporation, authorized the exchange of each share of Rainbow Tracking Stock for 1.19093 shares of CVC Stock (the "Charter Exchange"), effective as of August 20, 2002. Pursuant to the Stockholders' Agreement, the Charter Exchange resulted in NBC Holdings' right to exchange each share of Holdings Stock held by it for 16,868 shares of Rainbow Tracking Stock becoming the right to exchange each such share of Holdings Stock for 20,088.60724 shares of CVC Stock (with specified adjustments to the terms of such exchange for a variety of possible corporate transactions affecting Holdings and the Issuer and certain of their securities) (the "CVC Exchange Right").

     As a result, without payment of consideration or any other action by NBC-Rainbow (other than the surrender to the Issuer of the certificate(s) representing the shares of Rainbow Tracking Stock held by it), (i) NBC-Rainbow ceased being the beneficial owner of any shares of Rainbow Tracking Stock, (ii) NBC-Rainbow became the beneficial owner of 20,168,961 shares of CVC Stock in exchange for the 16,935,472 shares of Rainbow Tracking Stock held by it immediately prior to the effectiveness of the Charter Exchange (the "Initial Charter Exchange") and (iii) NBC-Rainbow became the beneficial owner of an additional 33,030,962 shares of CVC Stock as a result of its right to exchange shares of Holdings Stock beneficially owned by it for shares of CVC Stock.

     Pursuant to the CVC Exchange Right, on September 27, 2002, NBC-Rainbow exchanged 82 shares of Holdings Stock for 1,647,265 shares of CVC Stock (the "September 27 Exchange"), of which NBC-Rainbow is the direct beneficial owner.

Item 4. Purpose of Transaction.

     Item 4 of the Statement is hereby amended and supplemented by adding the following thereto:


                              (Page 10 of 12 pages)

     In connection with the continuous evaluation of its businesses and plans, NBC from time to time considers various strategic transactions involving its investment in CVC Stock, including the possibility of selling or otherwise monetizing its investment and potential acquisitions of selected assets of the Issuer. In this connection, NBC from time to time explores with the Issuer potential transactions involving the Issuer that could result in the exchange of some or all of the shares of CVC Stock and Holdings Stock beneficially owned by NBC-Rainbow and/or the payment of other consideration in connection with the acquisition by NBC of certain of the Issuer's assets. However, there is no certainty that any transaction involving the Issuer will occur.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Statement is hereby amended and supplemented by adding the following paragraphs thereto:

     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment are incorporated herein by reference. The information set forth or incorporated by reference in Item 3 is also incorporated herein by reference.

     As of the date hereof, NBC-Rainbow beneficially owns an aggregate of 53,199,653 shares of CVC Stock (the "Total CVC Shares"), which represents the sum of (i) 21,816,226 shares of CVC Stock directly beneficially owned by NBC-Rainbow as a result of the Initial Charter Exchange and the September 27 Exchange and (ii) 31,383,427 additional shares of CVC Stock of which NBC-Rainbow is the beneficial owner as a result of its right to exchange shares of Holdings Stock beneficially owned by it for shares of CVC Stock. NBC-Rainbow is a direct beneficial owner of the foregoing shares of stock and GE, NBC and NBCH may be deemed to be indirect beneficial owners. GE and NBCH disclaim beneficial ownership of such shares of CVC Stock and Holdings Stock.

     The Total CVC Shares represent, on a pro forma basis calculated in accordance with Rule 13d-3 of the Exchange Act, beneficial ownership of approximately 21.3% of the Issuer's issued and outstanding shares of CVC Stock (based on the number of shares of CVC Stock outstanding on August 2, 2002 as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2002, and applying the fixed exchange rate of 1.19093 shares of CVC Stock for each share of Rainbow Tracking Stock stated therein). If shares of New York Group Class B Common Stock outstanding as of such date are included in the total number of shares of the class outstanding, the percentage ownership represented by the Total CVC Shares is 16.8%.

     GE, NBC and NBCH do not directly beneficially own any shares of CVC Stock but may be deemed to be indirect beneficial owners of the Total CVC Shares. GE and NBCH disclaim beneficial ownership of all such shares.

     As of the effective date of the Charter Exchange (on which date the Reporting Persons ceased to be the beneficial owners of more than five percent of Rainbow Tracking Stock) and as of the date hereof, none of the Reporting Persons beneficially owns any shares of Rainbow Tracking Stock.

                              (Page 11 of 12 pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:

October 4, 2002                             GENERAL ELECTRIC COMPANY


                                            By:  /s/  Robert E. Healing
                                                --------------------------------
                                                Name:  Robert E. Healing
                                                Title:  Corporate Counsel


October 4, 2002                             NATIONAL BROADCASTING COMPANY
                                            HOLDING, INC.


                                            By:  /s/  Elizabeth A. Newell
                                                --------------------------------
                                                Name:   Elizabeth A. Newell
                                                Title:  Assistant Secretary


October 4, 2002                             NATIONAL BROADCASTING COMPANY, INC.


                                            By:  /s/  Elizabeth A. Newell
                                                --------------------------------
                                                Name:   Elizabeth A. Newell
                                                Title:  Assistant Secretary


October 4, 2002                             NBC-RAINBOW HOLDING, INC.


                                            By:  /s/  Elizabeth A. Newell
                                                --------------------------------
                                                Name:   Elizabeth A. Newell
                                                Title:  Assistant Secretary







                              (Page 12 of 12 pages)